Division of Corporation Finance Office of Real Estate & Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549	Sent Via Mail and Electronic Mail

April 12, 2021

Re:           PFG Fund V, LLC

Amendment No. 1 to

Offering Statement on Form 1-A

Filed March 17, 2021

File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated March 30, 2021 (the “Additional Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on March 17, 2021. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

  Comment:

We note your response to comment 2. Please provide us with a detailed analysis as to why you believe that the automatic renewal of the notes is not an offer and an analysis as to the availability of the exemption in Section 3(a)(9) of the Securities Act.

Response:

In response to the Staff’s Comment 1, the Company has updated the Offering Circular to indicate that automatic renewal will be suspended until the offering is re-qualified by the SEC through post-qualification amendment, or through a separate offering.

  Comment:

We note your response to comment 6 and that the jurisdiction provision applies to actions arising under the Securities Act and Exchange Act. Please revise to indicate if this provision limits a noteholder's ability to bring suit in federal or state courts. We may have further comment.

Response:

In response to the Staff’s Comment 2, the Company has updated the risk disclosure regarding jurisdictions in connection with the Securities Act and Exchange Act. The Company has further indicated that the noteholders cannot waive compliance with the federal securities laws and rules and regulations thereunder.

Very truly yours, GERACI LAW FIRM /s Tae Kim Tae Kim t.kim@geracillp.com (949) 379-2600

Enclosures